Exhibit 99.1

Cango Inc. Closed the Previously Announced US$10.5 Million Equity Investment from EWCL and Secured US$65 Million Additional Equity Investments

Dallas, Texas, February 12, 2026 - Cango Inc. (NYSE: CANG) ("Cango" or the "Company"), a leading Bitcoin miner leveraging its global operations to develop an integrated energy and AI compute platform, today announced that it closed the previously announced US$10.5 million equity investment from Enduring Wealth Capital Limited (“EWCL”), and entered into definitive agreements with entities wholly-owned by Mr. Xin Jin, Chairman of the Company, and Mr. Chang-Wei Chiu, a director of the Company, pursuant to which these entities agreed to make equity investments in the aggregate amount of US$65 million in the Company.

As previously announced, the Company entered into an investment agreement with EWCL on December 29, 2025, and pursuant to the agreement, the Company recently issued 7 million Class B ordinary shares, each carrying 20 votes per share, to EWCL at a price of US$1.50 per share (the “Class B Investment”). After closing of the Class B Investment, EWCL’s beneficial ownership increased from approximately 2.81% to approximately 4.71% of the Company’s total outstanding ordinary shares, and its voting power increased from approximately 36.68% to approximately 49.71% of the Company’s total voting power.

To reaffirm their confidence in the Company's strategic trajectory and future business prospects, Mr. Jin and Mr. Chiu indicated to the Company their interests in making equity investments in the Company. Upon approval of the Company’s audit committee and the board of directors, the Company entered into (i) an investment agreement with Fortune Peak Limited (“FPL”), an entity wholly owned by Mr. Chiu, pursuant to which the Company agrees to issue to FPL, and FPL agrees to subscribe for, 29,975,137 Class A ordinary shares of the Company, each carrying one vote per share, for an aggregate purchase price of US$39,567,181 (the “Mr. Chiu Class A Investment”), and (ii) an investment agreement with Armada Network Limited (“ANL”), an entity wholly owned by Mr. Jin, pursuant to which the Company agrees to issue to ANL, and ANL agrees to subscribe for, 19,267,287 Class A ordinary shares of the Company, each carrying one vote per share, for an aggregate purchase price of US$25,432,819 (the “Mr. Jin Class A Investment”, together with the Mr. Chiu Class A Investment, the “Proposed Class A Investments”). The purchase price implied a per-share price of US$1.32 and was determined by the parties with reference to the closing price of the Class A ordinary shares of the Company over the preceding four weeks.

Upon closing of both the Mr. Jin Class A Investment and the Mr. Chiu Class A Investment, Mr. Chiu is expected to hold approximately 11.99% of the total outstanding shares, and approximately 6.71% of the total voting power of the Company's outstanding shares; and Mr. Jin is expected to hold approximately 4.70% of the total outstanding shares and approximately 2.63% of the total voting power of the Company's outstanding shares.

The Company intends to use the proceeds from the Class B Investment and the Proposed Class A Investments to support its expansion into AI and computing infrastructure, while further strengthening its balance sheet.

Closing of each of the Mr. Jin Class A Investment and the Mr. Chiu Class A Investment is subject to certain customary closing conditions, including the requisite approvals by the New York Stock Exchange. While closing of the two Proposed Class A Investments are separate and not conditional upon each other, the Company expects to close both Proposed Class A Investments in February 2026. There can be no assurance that all the closing conditions will be satisfied for either Proposed Class A Investment, or that either Proposed Class A Investment will be completed.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a Bitcoin mining company with a vision to establish an integrated, global infrastructure platform capable of powering the future digital economy. The Company's mining operations span over 40 sites across North America, the Middle East, South America, and East Africa.

Since entering the digital asset space in November 2024, Cango has activated pilot projects in both integrated energy solutions and distributed AI computing. In parallel, Cango continues to operate an online international used car export business through AutoCango.com.

For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. These statements are based on Cango’s current expectations and assumptions and are not guarantees of future performance. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Juliet Ye, Head of Communications

Cango Inc.

Email: ir@cangoonline.com

Christensen Advisory

Tel: +852 2117 0861

Email: cango@christensencomms.com